SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2006

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

11F, No. 3, Lane 91, Dongmei Road

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      ✓            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      ✓

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO.333-130230) OF ChipMOS TECHNOLOGIES (BERMUDA) LTD. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: April 13, 2006	By	/S/ S.J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

EXHIBITS

Exhibit Number
1.1	Press Release

Contacts:

In Taiwan R.O.C. Dr. S.K. Chen ChipMOS TECHNOLOGIES (Bermuda) LTD. +886-6-507-7712 s.k._chen@chipmos.com.tw	In the U.S. David Pasquale The Ruth Group 646-536-7006 dpasquale@theruthgroup.com

ChipMOS, ORACLE AND INSTITUTE FOR INFORMATION INDUSTRY FORM R&D

ALLIANCE TO DEVELOP A REAL TIME INFORMATION SYSTEM

Hsinchu, Taiwan, April 13, 2006 – ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS”) (Nasdaq: IMOS) announced today that its majority owned subsidiary, ChipMOS TECHNOLOGIES INC. (“ChipMOS Taiwan”), has formed a R&D alliance with Oracle Corporation’s (Nasdaq: ORCL) Taiwan Branch (“Oracle Taiwan”) and the Institution of Engineering of Institute for Information Industry (“III”) to build a real time information system for semiconductor supply chains by adopting Radio Frequency Identification (“RFID”) technology.

The goal of this R&D project, which is partly subsidized by Ministry of Economic Affairs of the R.O.C. (“MOEA”), is to build an information system providing real time wafer lot identification and chip probing information during wafer sorting process in order to enhance productivity and shorten total processing time.

S.J. Cheng, Chairman and Chief Executive Officer of ChipMOS, said, “I would like to express my appreciation to MOEA for supporting this R&D project. RFID technology has great potential to increase inventory control, efficiency and security. The information system to be developed by this R&D alliance will potentially enable our customers to have real time information to monitor the production status and reduce operating costs. As a leading memory backend service provider, this is a logical innovation for ChipMOS to build on the leading technologies and excellent services we have historically provided to support our customers.”

Mr. S.J. Cheng and representatives from MOEA, Oracle Taiwan and III were present at the alliance ceremony. Representatives from Cypress Semiconductor Corporation, which is one of the customers participating in this R&D project, were also present at the alliance ceremony.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS (http://www.chipmos.com.tw/) is a leading independent provider of semiconductor testing and assembly services to customers in Taiwan, Japan, and the U.S. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.